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SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

(Amendment No. 1)

Information Resources, Inc.
(Name of Subject Company)

Information Resources, Inc.
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(and Associated Preferred Share Purchase Rights)
(Title of Class of Securities)

456905108
(CUSIP Number of Class of Securities)

Monica M. Weed
Executive Vice President and General Counsel
Information Resources, Inc.
150 North Clinton Street
Chicago, Illinois 60661
(312) 726-1221
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With a copy to:

Terrence R. Brady
Winston & Strawn LLP
35 West Wacker Drive
Chicago, Illinois 60601
(312) 558-5600

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Information Resources, Inc., a Delaware corporation (the "Company"), hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission on July 14, 2003 (the "Schedule 14D-9") with respect to the tender offer made by Gingko Acquisition Corp., a Delaware corporation, to purchase all of the outstanding common stock of the Company, together with the associated Preferred Share Purchase Rights. Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned to such terms in the Schedule 14D-9 or the Offer to Purchase (as defined in the Schedule 14D-9), as applicable. The Schedule 14D-9 is hereby amended and supplemented as follows:

Item 4.    The Solicitation or Recommendation.

        (1)   Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following new paragraph to the disclosure appearing on page 12 of the Schedule 14D-9, immediately before the subsection entitled "Reasons for the Recommendation":

        "Net Operating Loss Carryforward

      The Company has a net operating loss ("NOL") carryforward of approximately $116.8 million for U.S. federal income tax purposes. In general, this NOL would be available to reduce taxable income in future years. However, following a change of control, the Internal Revenue Code imposes rules which generally have the effect of limiting the amount of NOL benefit that may be claimed each year. The Company disclosed the amount of its NOL in its 2002 Form 10-K and to all parties that received the Company's descriptive memorandum, including Symphony. The Board of Directors and management considered the benefit of the NOL throughout the negotiations with Symphony, its discussions with other bidders and its consideration of other strategic alternatives. In the course of negotiations, Symphony consistently stated that its offer price assumed that the Company would retain all of its tax attributes after closing of any transaction, including the NOL, and therefore, Symphony was not willing to share the benefit of any NOLs with the CVR holders. Nevertheless, in light of the NOLs and the other tax benefits that may accrue to the Company in respect of the CVR structure and payments, the parties compromised and agreed to an assumed tax rate that was lower than the anticipated highest applicable combined federal and state income tax rate to be applied to litigation proceeds in calculating the CVR payment amount."

        (2)   Item 4 of the Schedule 14D-9 is hereby further amended and supplemented by adding the following new paragraph to the disclosure appearing on page 15 of the Schedule 14D-9, immediately after the bullet point entitled "Highest Overall Value" in the subsection entitled "Reasons for the Recommendation":

      "The foregoing factors comprise the material reasons that support the Board of Directors' recommendation that the Company's stockholders accept the Offer and tender their shares pursuant to the Offer."

        (3)   Item 4 of the Schedule 14D-9 is hereby further amended and supplemented by deleting the last sentence of the paragraph in the subsection entitled "Concerning the Lawsuit—Damages/Fees" and replacing it in its entirety with the following:

      "The Company currently has a partial contingency fee arrangement with one of the law firms representing it in the Lawsuit. Under that arrangement, the Company has agreed that, if it settles the case after the trial commences or obtains a verdict in its favor, the Company will pay that firm an amount equal to the greater of (i) 5% of the value of what the Company recovers from the Defendants as a result of a judgment rendered against or a settlement with them, or (ii) the difference between the actual fees paid by the Company to that firm in connection with the Lawsuit and the fees that the Company would have incurred had it continued paying that firm for services rendered for the period January 1, 2002 through the trial of the Lawsuit at that firm's standard rates. If the Lawsuit is settled and dismissed before the beginning of a trial on its merits, the Company will instead pay that firm $2.5 million as a contingency fee. Separate from the contingency fee arrangement, the Company has also agreed to reimburse that law firm for all discounts received by the Company on legal fees incurred in connection with the Lawsuit and related matters through (i) the period ending December 31, 2001 if the Company settles or obtains a verdict in its favor after the trial commences; or (ii) the date of settlement if a settlement occurs before the trial commences. In addition, the Company has agreed to consider providing a success fee to one of the other law firms representing it in the Lawsuit, a law firm which is not currently entitled to contingency fees, in an amount determined by the Company, if the Company determines, in its sole discretion, that such a success fee is warranted."

Item 8.    Additional Information.

        Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following information as a new third paragraph thereof.

              "In response to questions from certain Company stockholders regarding the Offer and the proposed Merger, the Company has made available the following additional unaudited financial information.

INFORMATION RESOURCES, INC. AND SUBSIDIARIES

Historical Profit Trends

(Dollars in thousands)

	Year-to-Date through June 30, 2003	2002	2001	2000
U.S.
Revenue	$201,814	$411,572	$420,321	$397,895
Better / (worse) than prior year	-1%	-2%	6%	-5%
Operating results*	$10,044	$20,892	$25,895	$15,833
Better / (worse) than prior year	-20%	-19%	64%	-38%
International**
Revenue	$78,218	$143,268	$135,547	$133,028
Better / (worse) than prior year	15%	6%	2%	3%
Operating results	$(4,590)	$(8,268)	$(1,400)	$(1,307)
Better / (worse) than prior year	19%	-100%	-7%	86%
Consolidated
Revenue	$280,032	$554,840	$555,868	$530,923
Better / (worse) than prior year	3%	0%	5%	-3%
Operating results—U.S. and International	$5,454	$12,624	$24,495	$14,526
Better / (worse) than prior year	-21%	-48%	69%	-12%
Corporate and other expenses*	$(2,666)	$(5,874)	$(11,275)	$(10,960)
Better / (worse) than prior year	-10%	48%	-3%	7%
Special charges, net	$(2,272)	$(14,915)	$(15,434)	$(13,590)

Operating results	$516	$(8,165)	$(2,214)	$(10,024)
Interest expense and other, net	$(411)	$(323)	$(3,069)	$(3,639)

Income (loss) before income taxes	$105	$(8,488)	$(5,283)	$(13,663)

*
Includes equity in affiliated companies.

**
Includes impact of foreign currency fluctuations, equity in affiliated companies and minority interest benefit.

INFORMATION RESOURCES, INC. AND SUBSIDIARIES

Revenue Summary

(Dollars in thousands)

	Year-to-Date through June 30, 2003	2002	2001	2000
U.S.	$201,814	$411,572	$420,321	$397,895
U.S. revenue components
Retail Tracking	73%	73%	75%	78%
Panel and Analytics	22%	21%	19%	17%
Other	5%	6%	6%	5%
	100%	100%	100%	100%
International*	$78,218	$143,268	$135,547	$133,028

Total Revenue	$280,032	$554,840	$555,868	$530,923

*
Includes impact of foreign currency fluctuations.

INFORMATION RESOURCES, INC. AND SUBSIDIARIES

Amortization of Deferred Data Procurement Costs

(Dollars in thousands)

	U.S.	International*	Total
2003
1st quarter	$19,987	$15,243	$35,230
2nd quarter	20,740	16,673	37,413

Total	$40,727	$31,916	$72,643

2002
1st quarter	$19,302	$12,476	$31,778
2nd quarter	19,376	13,237	32,613
3rd quarter	19,905	14,341	34,246
4th quarter	19,818	14,723	34,541

Total	$78,401	$54,777	$133,178

2001
1st quarter	$18,781	$11,906	$30,687
2nd quarter	19,307	11,736	31,043
3rd quarter	19,127	12,188	31,315
4th quarter	19,302	12,170	31,472

Total	$76,517	$48,000	$124,517

2000
1st quarter	$19,027	$11,174	$30,201
2nd quarter	18,911	11,058	29,969
3rd quarter	18,906	10,920	29,826
4th quarter	18,905	10,930	29,835

Total	$75,749	$44,082	$119,831

*
Includes impact of foreign currency fluctuations.

INFORMATION RESOURCES, INC. AND SUBSIDIARIES

Summary of Compensation Expense

(Dollars in thousands)

	Year-to-Date through June 30, 2003	2002	2001	2000
Costs and expenses:*
Information services sold	$254,854	$502,053	$493,944	$474,190
Selling, general and administrative expenses	22,346	47,021	51,410	55,424

Total	$277,200	$549,074	$545,354	$529,614

Compensation as a Percentage of Total Expense
U.S.	32%	35%	35%	38%
International	15%	14%	12%	12%
Total	47%	49%	47%	50%

*
Excludes special charges of $2,272, $14,915, $15,434 and $13,590 in 2003, 2002, 2001 and 2000, respectively."

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INFORMATION RESOURCES, INC.
Dated: August 1, 2003	By:	/s/ JOSEPH P. DURRETT
Name: Joseph P. Durrett Title: Chairman, Chief Executive Officer and President

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  Item 4. The Solicitation or Recommendation.
  Item 8. Additional Information.
INFORMATION RESOURCES, INC. AND SUBSIDIARIES Historical Profit Trends
INFORMATION RESOURCES, INC. AND SUBSIDIARIES Revenue Summary
INFORMATION RESOURCES, INC. AND SUBSIDIARIES Amortization of Deferred Data Procurement Costs
INFORMATION RESOURCES, INC. AND SUBSIDIARIES Summary of Compensation Expense
SIGNATURE